UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Willis Lease Finance Corporation

File No. 1-15369 - CF#36952

Willis Lease Finance Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2018.

Based on representations by Willis Lease Finance Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.34	through November 7, 2026
Exhibit 10.35	through November 7, 2026
Exhibit 10.36	through November 7, 2026
Exhibit 10.37	through November 7, 2026
Exhibit 10.38	through November 7, 2026
Exhibit 10.39	through November 7, 2026
Exhibit 10.40	through November 7, 2028
Exhibit 10.41	through November 7, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary